Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
thinkorswim Group Inc.:

We consent to the use of our reports dated March 16, 2009, with respect to the consolidated balance sheets of thinkorswim Group Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and the financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Salt Lake City, Utah
March 25, 2009